Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-254500

January 9, 2023

Crown Castle Inc.

$1,000,000,000 5.000% Senior Notes due 2028

January 9, 2023

Pricing Term Sheet

The information in this pricing term sheet supplements the Issuer’s Preliminary Prospectus Supplement, dated January 9, 2023, and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information contained therein. This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This pricing term sheet should be read together with the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying prospectus dated March 19, 2021 before making a decision in connection with an investment in the securities. Capitalized terms used in this pricing term sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	Crown Castle Inc.

Security Description:	5.000% Senior Notes due 2028 (the “Notes”)

Ratings (Moody’s / S&P / Fitch)*:	Baa3 (positive) / BBB (stable) / BBB+ (stable)

Distribution:	SEC-registered

Aggregate Principal Amount:	$1,000,000,000

Gross Proceeds:	$999,080,000

Maturity Date:	January 11, 2028

Coupon:	5.000%

Benchmark Treasury:	3.875% due December 31, 2027

Benchmark Treasury Price and Yield:	101-01 ; 3.646%

Spread to Benchmark Treasury:	T + 137.5 basis points

Price to Public:	99.908% of principal amount

Yield to Maturity:	5.021%

Interest Payment Dates:	January 11 and July 11, commencing July 11, 2023

Record Dates:	December 28 and June 27

Make-Whole Call:	Prior to December 11, 2027 (1 month prior to the maturity date of the Notes), at greater of par and make-whole at discount rate of Treasury plus 25 basis points

Par Call:	At any time on or after December 11, 2027 (1 month prior to the maturity date of the Notes)

Trade Date:	January 9, 2023

Settlement Date:	January 11, 2023 (T+2)

Use of Proceeds:

We expect to receive net proceeds of approximately $990,000,000 from the sale of the Notes to the underwriters, after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds from the offering to repay outstanding indebtedness under the Revolver and pay related fees and expenses.

CUSIP:	22822VBA8

ISIN:	US22822VBA89

Denominations/Multiple:	$2,000 x $1,000

Joint Book-Running Managers:

BNP Paribas Securities Corp.

J.P. Morgan Securities LLC

MUFG Securities Americas Inc.

PNC Capital Markets LLC

RBC Capital Markets, LLC

Truist Securities, Inc.

Barclays Capital Inc.

BofA Securities, Inc.

Citigroup Global Markets Inc.

Credit Agricole Securities (USA) Inc.

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Co-Manager:	Huntington Securities, Inc.

*

A securities rating is not a recommendation to buy, sell, or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. (toll free) at (800) 854-5674, J.P. Morgan Securities LLC collect at 1-212-834-4533, MUFG Securities Americas Inc. at (212) 405-7440, PNC Capital Markets LLC (toll free) at (855) 881-0697, RBC Capital Markets, LLC (toll free) at (866) 375-6829 or Truist Securities, Inc. at 1-800-685-4786.

This pricing term sheet does not constitute an offer to sell, or a solicitation of an offer to buy any security in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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